

September 22, 2011

Via E-mail
Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re:    American International Group, Inc.**
> **Form 8-K**
> **Filed September 13, 2011**
> **File No. 001-08787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comment.  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1.  Sullivan & Cromwell LLP states in their legal opinion that they "have assumed that the Indenture has been duly authorized."  It is inappropriate for counsel to include assumptions that are too broad, that "assume away" the issue or that assume any of the material facts underlying the opinion.  Accordingly, please amend your Form 8-K to file a revised legal opinion that does not include the assumption that the Indenture has been duly authorized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director